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                                                               EXHIBIT (A)(1)(F)

SUPPLEMENTAL E-MAIL TO EMPLOYEES OF WIT SOUNDVIEW EUROPE WITH ELIGIBLE OPTIONS

August 15, 2001

To Employees of Wit SoundView Europe Holding Eligible Options:

Please be advised that the Offer To Exchange has been amended to change the exchange ratio for employees of Wit SoundView Europe from .3 : 1 to .2643 : 1 for Eligible Options with an exercise price under $7.00 per share. The adjustment was made to more equitably treat United States employees and employees of Wit SoundView Europe.

The amendment as filed with the U.S. Securities and Exchange Commission is available on our website.

Please call or e-mail me if you have any questions.

Sandy

Charles M. Mattingly, Esq.
Associate General Counsel
Wit SoundView Group, Inc.
826 Broadway
New York, New York 10003
Tel: 646/654-2632
Fax: 212/253-5289
e-mail: SMATTINGLY@WITSOUNDVIEW.COM